Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117



The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- Notice of Share Splitting
- Summary of Business Results in Third Quarter of FY2003

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,
Kazuo Watanabe

Kazuo Watanabe
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

February 20, 2003

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
(Code No. 5208, Tokyo Stock Exchange, 1st Section)
(Contact): Title of Person in Charge: Senior Managing Director and General Manager of Management Planning: Kazuo Mori

Notice of Share Splitting

We inform you that our company has passed the following resolution concerning share splitting at our board meeting held on February 20, 2003.

1. Purpose of Share Splitting

   This is to improve liquidity of our shares and expand our company's investors by promoting shareholder-oriented management.

2. Outline of Share Splitting

   Our capital stock will be split at 1.1 shares per share as of May 19 (Monday), 2003 as follows:

(1) The number of shares to be increased due to share splitting:	It shall be the number of ordinary shares given by multiplying the total number of stocks issued as of March 31 (Monday), 2003 by 0.1, provided, however, that any odd lots less than a share arising as a result of calculation shall be rounded off.
(2) Method of Share Splitting:	The number of shares held by the stockholders listed in the last shareholder list and actual shareholder list as of March 31 (Monday), 2003 shall be split at a rate of 1.1 shares per share, provided, however, that any odd lots less than a share arising as a result of calculation shall be sold in a lump and the proceeds shall be distributed to such shareholders in proportion to their fractions.
(3) Initial date of reckoning for dividends:	April 1, 2003
(4) Other:	Any requirements for this share splitting shall be decided by a future board meeting.

[Reference]

(1) The reason why the number of shares to be increased due to share splitting is not indicated specifically is that there is a possibility of an increase in the total number of stocks issued due to the exercise of stock options (subscription rights) for the period from the date of resolution at the board meeting to the base date of share splitting and the total number of stocks issued as of the date of assignment cannot be fixed.

(2) If the total number of stocks issued after share splitting is calculated on the basis of the total number of stocks issued as of February 20, 2003, it shall be as follows:

Current total number of stocks issued:	26,778,678 shares
The number of shares to be increased:	2,677,867 shares
The total number of stocks issued after increase:	29,456,545 shares

3. Adjustment of Issue Value of Stock Options

   In connection with share splitting, the issue value of stock options (subscription rights and stock reservation rights) issued by our company shall be adjusted as follows. This will be effective as of April 1, 2003.

Description	Issue Value before Adjustment	Issue Value after Adjustment
(1) Subscription rights (granted July 31, 1998)	¥1,282	¥1,166
(2) Subscription rights (granted July 30, 1999)	¥2,218	¥2,017
(3) Subscription rights (granted July 31, 2000)	¥2,490	¥2,264
(4) Subscription rights (granted August 10, 2001)	¥2,000	¥1,819

January 30, 2003

Summary of Business Results in Third Quarter of FY2003

Name of Listed Company:

Arisawa Manufacturing Co., Ltd. (Code No. 5208, Tokyo Stock Exchange, 1st Section)

(URL http://www.arisawa. co.jp)

Contact: Title of Person in Charge: Senior Managing Director (TEL: 025-524-7101)

Name: Kazuo Mori

1. Summary of Consolidated Results in the Third Quarter of FY2003

(from October 1, 2002 to December 31, 2002)

(Unit: millions of yen, indicated by rounding down less than one million yen)

	Third Quarter in FY2003	Third Quarter in FY2002	Year on Year
Sales amount	9,636	6,919	139.3%
Operating profit	1,146	681	168.2%
Ordinary profit	1,437	846	169.7%
Profit before tax	1,361	844	161.1%
Current (quarter) net profit	909	498	182.2%

(Note) Number of consolidated subsidiaries: 10 companies

Number of companies to which equity method is applied: 5 companies

Colorlink Japan, which was one of the consolidated subsidiaries, has been categorized as an affiliated company to which the equity method has been applied since the second half.

2. Summary of Consolidated Results in the Third Quarter of FY2003 (for 9 months)

(from April 1, 2002 to December 31, 2002)

(Unit: millions of yen, indicated by rounding down less than one million yen)

	Third Quarter in FY2003	Third Quarter in FY2002	Year on Year
Sales amount	26,543	21,577	123.0%
Operating profit	2,935	2,374	123.6%
Ordinary profit	3,597	2,820	127.5%
Profit before tax	3,455	2,770	124.7%
Current net profit	2,230	1,674	133.2%
Current net profit per share	83.40 (Yen)	81.49 (Yen)	

(Note) 1. Balance sheet and statement of income in the third quarter of current fiscal year were subject to procedures without certification by an audit corporation mainly through question and analysis on the preparation process of financial statements.

2. The average number of shares outstanding during the period:

26,751,814 shares as of the end of December in FY2003 ending in March

20,551,162 shares as of the end of December in FY2002 ended in March

The increase in the number of shares has been brought about by increased capitalization resulting from the issuance of 2,500,000 new shares on December 18, 2001, stock splits at a rate of 1.1 per share on May 20, 2002 and the exercise of preemptive right (stock option) in accordance with Paragraph 1 of Section 19 of Article 280 of the former Commercial Code.

3. Summary of Individual Business Results in the Third Quarter of FY2003

(from October 1, 2002 to December 31, 2002)

(Unit: millions of yen, indicated by rounding down less than one million yen)

	Third Quarter in FY2003	Third Quarter in FY2002	Year on Year
Sales amount	9,082	6,214	146.1%
Operating profit	1,144	668	171.3%
Ordinary profit	1,179	768	153.5%
Profit before tax	1,108	769	144.0%
Current (quarter) net profit	648	452	143.3%

4. Summary of Individual Business Results in the Third Quarter of FY2003 (for 9 months)

(from April 1, 2002 to December 31, 2002)

(Unit: millions of yen, indicated by rounding down less than one million yen)

	Third Quarter in FY2003	Third Quarter in FY2002	Year on Year
Sales amount	24,744	19,481	127.0%
Operating profit	2,927	2,282	128.3%
Ordinary profit	3,064	2,571	119.2%
Profit before tax	2,942	2,530	116.2%
Current net profit	1,720	1,489	115.6%
Current net profit per share	64.33 (Yen)	72.46 (Yen)	

(Note) Balance sheet and statement of income in the third quarter of the current fiscal year were subject to procedures without certification by an audit corporation mainly through question and analysis on the preparation process of financial statements.

5. Consolidated Business Results

The Japanese economy in the third quarter of the current fiscal year has continued to suffer from a harsh business environment due to corporate collapses, unstable employment situation and the continuing deterioration in personal consumption. In such an economic condition, our Group has recorded an increase in both sales and profits, as businesses have made good progress in our core products such as flexible printed circuit board materials, Fresnel lens for projection TVs and polarizing film.

Consolidated sales totaled 9,636 million yen, increasing 39.3% Year on Year. Regarding profits, operating profits totaled 1,146 million yen, increasing 68.2%, ordinary profits totaled 1,437 million yen, increasing 69.7% and current net profit totaled 990 million yen, increasing 82.2%, which was brought about by an increase in operation ratio in connection with an increase in sales.

6. Individual Settlement of Sales Amount by Segment

With respect to individual settlement of sales amounts by segment, sales of electronic materials totaled 3,896 million yen, increasing 59.2% Year on Year (comparison between the current third quarter and the previous third quarter), which reflected a sales increase in flexible printed circuit board materials due to increased demand for cellular phones, DVDs and digital cameras. Sales of display materials posted 3,497 million yen, increasing 76.5% Year on Year, which was brought about by increased sales of Fresnel lenses and reflection prevention plates due to a sales increase in projection TVs. Sales of electric insulation materials decreased by 13.8% to 732 million yen due to a reduction in capital investment by electric power companies. Also, sales of industrial structure materials increased by 10.3% to 649 million yen due to a sales increase in water treatment FW. However, sales of related goods decreased by 11.7% to 370 million yen as a result of a decrease in purchased goods.

Sales Amount by Segment

(Unit: millions of yen, indicated by rounding down less than one million yen)

	Third Quarter of FY2003		Third Quarter of FY2003		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	3,896	42.9%	2,447	39.4%	159.2%
Display materials	3,497	38.5%	1,981	31.9%	176.5%
Electric insulation materials	732	8.1%	849	13.7%	86.2%
Industrial structure materials	649	7.1%	588	9.4%	110.3%
Related goods	307	3.4%	348	5.6%	88.3%
Total	9,082	100%	6,412	100%	146.1%

(Unit: millions of yen, indicated by rounding down less than one million yen)

	FY2003 (for nine months)		FY2003 (for nine months)		Year on Year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	9,749	39.4%	7,132	36.6%	136.7%
Display materials	9,751	39.4%	6,555	33.6%	148.7%
Electric insulation materials	2,375	9.6%	2,552	13.1%	93.1%
Industrial structure materials	1,936	7.8%	1,961	10.1%	98.7%
Related goods	930	3.8%	1,279	6.6%	72.8%
Total	24,744	100%	19,481	100%	127.0%

7. Prospects of Consolidated Results of FY2003 (from April 1, 2002 to March 31, 2003)

(Unit: millions of yen)

	FY2003 Figures announced October 29, 2002		FY2003 Current Projections	
		Year on Year		Year on Year
Sales amount	33,900	118.1%	36,300	126.4%
Ordinary profit	4,570	120.5%	5,050	133.2%
Current net profit	2,850	120.8%	2,950	125.1%

(Note) Expected exchange rate for January to March is 120 yen / dollar.

8. Projections of Individual Business Results in FY2003 (from April 1, 2002 to March 31, 2003)

(Unit: millions of yen)

	FY2003 Figures announced October 29, 2002		FY2003 Current Projections	
		Year on Year		Year on Year
Sales amount	31,400	120.5%	34,200	131.2%
Ordinary profit	3,930	114.7%	4,400	128,4%
Current net profit	2,250	112.0%	2,350	117.0%

(Note) Expected exchange rate for January to March is 120 yen / dollar.

* The above projections have been prepared on the basis of information available as of the date of announcement of this statement. Actual results may differ from future forecasts due to various underlying factors.

1. 3rd Qtr Consolidated Balance Sheet

① Consolidated Balance Sheet

Item	End of Previous 3rd Qtr Consolidated Accounting Period (As of December 31, 2001) Amount (thousand yen)		Com-position ratio (%)	End of Current 3rd Qtr Consolidated Accounting Period (As of December 31, 2002) Amount (thousand yen)		Com-position ratio (%)	Consolidated condensed balance sheet for previous consolidated fiscal year (As of March 31, 2002) Amount (thousand yen)		Com-position ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits		6,070,772			9,044,923			6,731,657	
2. Notes and accounts receivable		8,240,771			9,074,944			7,989,490	
3. Securities		160,449			160,579			160,498	
4. Inventories		3,684,306			4,071,421			3,564,263	
5. Deferred taxable assets		365,311			304,490			228,199	
6. Others		443,989			367,028			433,414	
Allowance for doubtful accounts		△15,282			△15,687			△11,135	
Total Current Assets		18,950,317	50.7		23,007,701	53.4		19,096,389	50.5
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings and structures	5,008,433			4,916,836			4,954,837		
(2) Machinery, equipment and delivery equipment	3,866,540			3,998,768			3,622,861		
(3) Land	1,741,055			1,567,699			1,741,055		
(4) Others	696,752	11,312,782		2,032,759	12,516,063		1,040,959	11,359,714	
2. Intangible fixed assets		17,977			65,192			17,658	
3. Investments and other assets									
(1) Investment Securities	6,751,095			7,091,786			6,974,669		
(2) Deferred taxable assets	20,857			123,207			123,622		
(3) Others	408,981			297,246			318,077		
Allowance for doubtful debts	△85,739	7,095,195		△49,638	7,462,602		△38,362	7,378,008	
Total Fixed Assets		18,425,956	49.3		20,043,858	46.6		18,755,381	49.5
Total Assets		37,376,274	100.0		43,051,559	100.0		37,851,770	100.0

Item	End of Previous 3rd Qtr Consolidated Accounting Period (As of December 31, 2001) Amount (thousand yen)	Composition ratio (%)	End of Current 3rd Qtr Consolidated Accounting Period (As of December 31, 2002) Amount (thousand yen)	Composition ratio (%)	Consolidated condensed balance sheet for previous consolidated fiscal year (As of March 31, 2002) Amount (thousand yen)	Composition ratio (%)
(Liabilities)						
I. Current Liabilities						
1. Notes and accounts payable	6,031,469		8,478,964		5,868,712	
2. Short-term borrowings	1,862,677		1,016,000		967,264	
3. Accrued income tax and others	217,211		588,575		562,829	
4. Deferred taxable liabilities	499		401		564	
5. Allowance for bonuses	309,928		538,234		646,321	
6. Others	1,573,980		3,417,396		1,650,297	
Total Current Liabilities	9,995,768	26.8	14,039,573	32.6	9,695,990	25.7
II. Fixed Liabilities						
1. Long-term borrowings	23,500		37,000		22,000	
2. Deferred taxable liabilities	389,212		12,336		396,631	
3. Reserve for severance payment	111,685		253,004		136,515	
4. Reserve for bonuses to retiring officers	144,520		164,239		149,997	
5. Others	54,068		13,153		54,708	
Total Fixed Liabilities	722,986	1.9	479,734	1.1	759,852	2.0
Total Liabilities	10,718,754	28.7	14,519,308	33.7	10,455,842	27.7
(Minority Interest)						
Minority Interest	11,432	0.0	9,370	0.0	10,428	0.0
(Stockholder Equity)						
I. Capital	6,315,179	16.9	6,347,325	14.7	6,320,255	16.7
II. Capital surplus	5,427,542	14.5	5,459,688	12.7	5,432,618	14.4
III. Earned surplus	14,204,332	38.0	16,548,968	38.5	14,888,501	39.3
IV. Other differences from appreciation of securities	706,524	1.9	190,439	0.4	727,768	1.9
V. Exchange conversion adjustment settlement	△6,749	△0.0	△1,909	△0.0	17,680	0.0
VI. Treasury Stock	△742	△0.0	△21,632	△0.0	△1,325	△0.0
Total Stockholder Equity	26,646,086	71.3	28,522,880	66.3	27,385,499	72.3
Total Liabilities, Minority Interest and Stockholder Equity	37,376,274	100.0	43,051,559	100.0	37,851,770	100.0

② 'Consolidated Income Statement

Item	Previous 3rd Qtr Consolidated Accounting Period (From April 1, 2001 to December 31, 2001) Amount (thousand yen)		(%)	Current 3rd Qtr Consolidated Accounting Period (From April 1, 2002 to December 31, 2002) Amount (thousand yen)		(%)	Consolidated condensed income statement for previous consolidated fiscal year (From April 1, 2001 to March 31, 2002) Amount (thousand yen)		(%)
I. Sales		21,577,146	100.0		26,543,636	100.0		28,711,026	100.0
II. Sales cost		17,086,632	79.2		21,001,375	79.1		22,717,855	79.1
Gross profit on sales		4,490,513	20.8		5,542,260	20.9		5,993,171	20.9
III. Selling and general administration expenses		2,116,036	9.8		2,606,910	9.9		2,823,131	9.9
Operating Profit		2,374,477	11.0		2,935,350	11.0		3,170,039	11.0
IV. Non-operating revenue		580,648	2.7		922,447	3.5		849,777	3.0
V. Non-operating expenses		134,642	0.6		260,661	1.0		228,440	0.8
Ordinary Profit		2,820,483	13.0		3,597,135	13.5		3,791,377	13.2
VI. Extraordinary profit		66,828	0.3		19,584	0.1		122,366	0.4
VII. Extraordinary Losses		116,370	0.5		161,076	0.6		142,570	0.5
Current net profit before adjustment of taxes, etc.		2,770,940	12.9		3,455,643	13.0		3,771,173	13.1
Corporate income tax, local residence tax, and enterprise tax	1,119,860			1,225,739			1,417,961		
Adjustment of corporate income tax, etc.	–	1,119,860	5.2	–	1,225,739	4.6	18,967	1,436,929	5.0
Profit (loss) attributable to minority interest		△23,615	△0.1		△1,057	△0.0		△24,602	△0.1
Current net profit		1,674,695	7.8		2,230,961	8.4		2,358,846	8.2

③ Consolidated Surplus Statement

	Previous 3rd Qtr Consolidated Accounting Period (From April 1, 2001 to December 31, 2001)		Current 3rd Qtr Consolidated Accounting Period (From April 1, 2002 to December 31, 2002)		Consolidated condensed surplus statement for previous consolidated fiscal year (From April 1, 2001 to March 31, 2002)	
Item	Amount (thousand yen)		Amount (thousand yen)		Amount (thousand yen)	
(Capital surplus)						
I. Balance at the beginning of period		2,988,713		5,432,618		2,988,713
II. Increase in capital surplus						
1. Issuance of new shares due to capital increase	2,438,829	2,438,829	27,070	27,070	2,443,905	2,443,905
III. Balance at the end of period		5,427,542		5,459,688		5,432,618
(Earned surplus)						
I. Balance at the beginning of period		13,101,170		14,888,501		13,101,170
II. Increase in earned surplus						
1. Increase in earned surplus due to decrease of consolidated subsidiaries	–	–	112,135		–	–
2. Current net profit	1,674,695	1,674,695	2,230,961	2,343,096	2,358,846	2,358,846
III. Decrease in earned surplus						
1. Decrease in surplus due to increase of consolidated subsidiaries	48,797		139,187		48,797	
2. Dividends	475,001		510,541		475,001	
3. Bonuses for directors	47,734	571,533	32,901	682,629	47,716	571,515
IV. Balance at the end of the period		14,204,332		16,548,968		14,888,501

④ Consolidated Cash Flow Statement

Item	Previous 3rd Qtr Consolidated Accounting Period (From April 1, 2001 to December 31, 2001) Amount (thousand yen)	Current 3rd Qtr Consolidated Accounting Period (From April 1, 2002 to December 31, 2002) Amount (thousand yen)	Consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2001 to March 31, 2002) Amount (thousand yen)
I. Cash flow from operation activities			
Current net profit before adjustment of taxes, etc.	2,770,940	3,455,643	3,771,173
Depreciation	1,157,184	1,138,293	1,559,313
Investment profit by equity method	△328,954	△706,666	△499,400
Profit on sale of investment securities	△38,192	−	△84,173
Profit on sale of fixed assets	△28,635	△18,290	△38,192
Expenses for shares issued	26,333	1,435	51,044
Loss on retirement of tangible fixed assets	41,803	28,019	46,907
Loss on appreciation of investment securities	17,228	66,474	13,709
(Profit) loss on conversion	△3,594	147,991	△4,516
Increase (decrease) in reserve for bonuses to retiring officers	△86,775	14,242	△81,299
Increase in reserve for retirement benefits	86,879	105,235	111,710
Increase (decrease) in reserve for bonuses	309,928	△90,719	646,321
Increase (decrease) in allowance for doubtful accounts	14,971	15,828	△36,553
Interest and dividends received	△42,171	△64,735	△44,142
Interest paid	14,190	11,106	17,247
(Increase) decrease in sales receivables	1,990,356	△1,127,095	2,293,516
(Increase) decrease in inventories	208,347	△530,282	328,390
Increase (decrease) in purchase liabilities	△907,945	2,634,802	△1,070,702
Increase (decrease) in accrued consumption tax, etc.	△133,014	59,271	△123,090
(Increase) decrease in other assets	△94,454	4,226	64,474
Increase (decrease) in other liabilities	△792,890	446,836	△796,443
Bonuses to officers paid	△47,753	△32,901	△47,753
Subtotal	4,133,784	5,558,716	6,077,540
Interest and dividends received	97,971	118,104	99,942
Interest paid	△14,160	△10,773	△18,006
Corporate income tax, etc., paid	△2,122,596	△1,221,441	△2,128,875
Cash flow from operation activities	2,094,999	4,444,605	4,030,601

Item	Previous 3rd Qtr Consolidated Accounting Period (From April 1, 2001 to December 31, 2001) Amount (thousand yen)	Current 3rd Qtr Consolidated Accounting Period (From April 1, 2002 to December 31, 2002) Amount (thousand yen)	Consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2001 to March 31, 2002) Amount (thousand yen)
II. Cash flow from investment activities			
Expenditure for placement in time deposits	△1,540,751	△588,351	△1,555,947
Revenue from refund of time deposits	121,674	1,452,024	121,690
Expenditure for acquisition of tangible fixed assets	△2,355,089	△1,335,409	△2,771,139
Revenue from sale of tangible fixed assets	41,090	193,207	46,039
Expenditure for acquisition of investment securities	△358,328	△507,806	△396,508
Revenue from sale of investment securities	87,226	–	191,810
Expenditure for lending	△50,000	△46,508	△70,000
Revenue from collection of loans	53,638	253,045	55,209
Others	△2,000	△26,288	△2,000
Cash flow from investment activities	△4,002,539	△606,085	△4,380,845
III. Cash flow from financing activities			
Net increase (decrease) in short-term borrowings	508,967	22,935	△382,245
Expenditure for repayment of long-term borrowings	△21,580	△30,200	△27,280
Proceeds from stocks issued	4,851,324	52,704	4,836,765
Net expenditure for acquisition and proceeds from sale of treasury stock	△497	△20,307	△1,079
Dividends paid	△474,556	△510,089	△474,968
Cash flow from financing activities	4,863,657	△484,957	3,951,192
IV. Conversion difference in cash and cash equivalents	3,594	△44,087	4,516
V. Increase (decrease) in cash and cash equivalents	2,959,711	3,309,475	3,605,465
VI. Cash and cash equivalents at the beginning of year	1,593,945	5,251,197	1,593,945
VII. Cash and cash equivalents at the beginning of year of newly consolidated subsidiaries	51,786	11,519	51,786
VIII. Cash and cash equivalents of non-consolidated companies at the end of interim period	–	△40,069	–
IX. Cash and cash equivalents at the end of period	4,605,443	8,532,123	5,251,197

2. 3rd Qtr Financial Statement

① Balance Sheet

Item	End of Previous 3rd Qtr Accounting Period (As of December 31, 2001) Amount (thousand yen)		Composition ratio (%)	End of Current 3rd Qtr Accounting Period (As of December 31, 2002) Amount (thousand yen)		Composition ratio (%)	Condensed balance sheet for previous fiscal year (As of March 31, 2002) Amount (thousand yen)		Composition ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits	5,450,162			8,208,570			5,975,503		
2. Notes receivable	1,784,507			1,785,426			1,620,862		
3. Accounts receivable	5,732,452			6,680,058			5,724,019		
4. Inventories	1,975,569			2,781,141			2,044,200		
5. Deferred taxable assets	274,782			167,693			167,693		
6. Others	571,026			476,580			532,438		
Allowance for doubtful accounts	△7,053			△8,136			△7,056		
Total Current Assets		15,781,447	48.7		20,091,333	53.8		16,057,661	49.1
II. Fixed Assets									
1. Tangible fixed assets									
(1) Buildings	4,437,788			4,389,210			4,403,400		
(2) Machinery and Equipment	3,659,762			3,893,397			3,434,864		
(3) Land	1,580,747			1,407,391			1,580,747		
(4) Construction in progress	415,700			1,824,380			814,787		
(5) Others	480,858			434,249			455,225		
Total Tangible Fixed Assets	10,574,858			11,948,629			10,689,026		
2. Intangible Fixed Assets	14,406			38,250			14,120		
3. Investments and other assets									
(1) Investment Securities	2,941,239			2,374,423			2,891,779		
(2) Stocks of affiliated companies	1,791,195			1,906,759			1,868,759		
(3) Others	1,400,392			1,032,462			1,229,997		
Allowance for doubtful debts	△78,117			△35,469			△33,095		
Total investments and other assets	6,054,709			5,278,176			5,957,440		
Total Fixed Assets		16,643,973	51.3		17,265,056	46.2		16,660,587	50.9
Total Assets		32,425,421	100.0		37,356,390	100.0		32,718,248	100.0

Item	End of Previous 3rd Qtr Accounting Period (As of December 31, 2001) Amount (thousand yen)		Composition ratio (%)	End of Current 3rd Qtr Accounting Period (As of December 31, 2002) Amount (thousand yen)		Composition ratio (%)	Condensed balance sheet for previous fiscal year (As of March 31, 2002) Amount (thousand yen)		Composition ratio (%)
(Liabilities)									
I. Current Liabilities									
1. Notes payable	3,159,838			4,646,634			3,019,748		
2. Accounts payable	2,295,281			3,436,120			2,461,688		
3. Short-term borrowings	1,276,400			230,000			372,200		
4. Accrued income tax and others	257,424			553,720			519,920		
5. Equipment notes payable	557,932			1,704,495			567,533		
6. Allowance for bonuses	215,503			426,307			496,224		
7. Others	950,467			1,655,598			984,389		
Total Current Liabilities		8,712,848	26.9		12,652,877	33.9		8,421,705	25.8
II. Fixed Liabilities									
1. Deferred taxable liabilities	389,212			12,336			396,631		
2. Reserve for bonuses to retiring officers	76,965			161,291			147,049		
3. Reserve for severance payment	141,572			195,112			98,491		
4. Others	9,105			12,653			9,105		
Total Fixed Liabilities		616,856	1.9		381,393	1.0		651,277	2.0
Total Liabilities		9,329,704	28.8		13,034,271	34.9		9,072,982	27.7
(Stockholder Equity)									
I. Capital		6,315,179	19.5		6,347,325	17.0		6,320,255	19.3
II. Capital surplus									
1. Capital reserve	5,427,542			5,459,688			5,432,618		
Total capital surplus		5,427,542	16.7		5,459,688	14.6		5,432,618	16.6
III. Earned surplus									
1. Revenue reserve	748,262			748,262			748,262		
2. Voluntary reserve	7,916,847			9,314,441			7,916,847		
3. Current unappropriated retained earnings	1,981,173			2,283,060			2,501,242		
Total earned surplus		10,646,283	32.8		12,345,764	33.0		11,166,352	34.2
IV. Other differences from appreciation of securities		706,711	2.2		190,972	0.5		727,364	2.2
V. Treasury Stock		–	–		△21,632	△0.1		△1,325	△0.0
Total Stockholder Equity		23,095,716	71.2		24,322,118	65.1		23,645,266	72.3
Total Liabilities and Stockholder Equity		32,425,421	100.0		37,356,390	100.0		32,718,248	100.0

② Income Statement

	Previous 3rd Qtr Accounting Period (From April 1, 2001 to December 31, 2001)			Current 3rd Qtr Accounting Period (From April 1, 2002 to December 31, 2002)			Condensed income statement for previous fiscal year (From April 1, 2001 to March 31, 2002)		
Item	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales		19,481,362	100.0		24,744,062	100.0		26,063,674	100.0
II. Sales cost		15,594,339	80.0		19,661,312	79.5		20,805,057	79.9
Gross profit on sales		3,887,022	20.0		5,082,749	20.5		5,258,616	20.1
III. Selling and general administration expenses		1,604,311	8.2		2,154,938	8.7		2,164,844	8.3
Operating profit		2,282,711	11.8		2,927,811	11.8		3,093,772	11.8
IV. Non-operating revenue		638,306	3.3		570,863	2.3		832,981	3.2
V. Non-operating expense		349,698	1.8		434,265	1.7		500,943	1.9
Ordinary profit		2,571,319	13.3		3,064,408	12.4		3,425,810	13.1
VI. Extraordinary profit		66,828	0.3		19,584	0.1		122,366	0.5
VII. Extraordinary losses		107,303	0.6		141,952	0.6		130,177	0.5
Pretax current net profit		2,530,844	13.0		2,942,040	11.9		3,417,998	13.1
Corporate income tax, local residence tax, and enterprise tax	1,041,625			1,221,087			1,309,000		
Adjustment of corporate income tax, etc.	—	1,041,625	5.4	—	1,221,087	4.9	99,711	1,408,711	5.4
Current net profit		1,489,218	7.6		1,720,952	7.0		2,009,287	7.7
Profit carried forward from the previous term		491,954			562,107			491,954	
Current unappropriated retained earnings		1,981,173			2,283,060			2,501,242	